Mail Stop 0306

January 24, 2005



Via Facsimile and U.S. Mail

Mr. Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, California 95035

	Re:	Solectron Corporation
		Form 10-K for the year ended August 27, 2004
      Filed November 5, 2004
		Form 10-Q for the quarterly period ended November 26,
2004
Response Letter dated December 22, 2004
      File No. 001-11098


Dear Mr. Patel:

      We have reviewed the above documents and have the following additional comments. We have limited our review to the issues raised in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-Q for the Quarterly Period Ended November 26, 2004

Item 4. Controls and Procedures - Page 38
1. We note your disclosure that your "principal executive officer and principal financial officer have concluded that Solectron`s disclosure controls and procedures...are effective to ensure that information required to be disclosed by Solectron in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise to clarify in future filings, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountnant, at (202) 942-1984.


							Sincerely,



							Daniel L. Gordon
							Accounting Branch Chief


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Mr. Kiran Patel
Solectron Corporation
January 24, 2005
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